Exhibit 99.50

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

June 13, 2011.

3.	Press Release

The Press Release dated June 13, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that it had restructured and replaced its prior gold-linked notes with Sprott Assett Management LP on behalf of certain funds or managed accounts, with an C$18 million credit agreement with Sprott Resource Lending Partnership.

5.	Full Description of Material Change

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) is pleased to announce the Company has restructured and replaced its prior gold-linked notes with Sprott Asset Management, LP on behalf of certain funds or managed accounts, with an C$18 million credit agreement with Sprott Resource Lending Partnership.

The new credit agreement has allowed the Company to repay the existing requirement to deliver 8,335 ounces of gold and has provided a further C$5.6 million in working capital. The new credit agreement provides for a lump sum payment of principal on maturity in 14 months, with interest paid at the rate of 1% per month.

“The new credit agreement allows us to freely realize current gold prices on our production, and provides a strong financial base for further exploration and production expansion programs at San Francisco,” stated Bruce Bragagnolo, CEO of Timmins Gold Corp. “The Company is focused on increasing production with the completion of the expansion of the existing crusher system to 18,000 tonnes per day by the end of July, 2011. Our drill program is ongoing and will lead to an updated NI 43-101 resource calculation in the near future.”

Timmins Gold will not be proceeding with the $15 million credit facility announced on March 15, 2011. Timmins Gold has issued 301,933 common shares to Sprott Resource Lending Partnership in connection with the above transactions and the cancellation of the $15 million credit facility. The shares are subject to a four month hold period.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7. Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

June 13, 2011.